

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail

Ms. Chang Ya-Ping
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road
Kaohsiung, Taiwan 804

> Re: **Tiger Jiujiang Mining, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 24, 2011**
> **File No. 333-166823**

Dear Ms. Chang:

We have reviewed your response letter dated May 24, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   We note your response to comment four in our letter dated April 27, 2011, and we re-issue the comment in part. Please clarify in each instance where you discuss your engineers and geoscientists whether you have hired or contracted with any engineers or geoscientists. In addition, please clarify in each instance whether you anticipate that such engineers or geoscientists will be retained by you or by Kiukiang.

2.   Please clarify throughout the filing who will perform and control the exploration work on the property. For example, and without limitation, we note your statement at page 10 that it will be necessary for your engineers and geoscientists to analyze the data following each of the phases of the exploration program and come to a decision that further work is, or is not, warranted.   However, we also note your disclosure at page 30 that Kiukiang will control the exploration work and the expenditures on the property.

Risk Factors, page 7

Currently Tiger has no right to the Tiger gold property…, page 10

3.   Please revise this risk factor to clarify the risk to the company of not complying with Section 5.1(c) of the option agreement, as amended. In that regard, please clarify what would be the effect on your interest in the property if you fail, after you exercise the option, to make the $25,000 payment due annually.

If, in the future, we were to enter into a joint venture with Kiukiang…, page 16

4.   We note your response to comment ten in our letter dated April 27, 2011, and we re-issue the comment in part. Explain why you plan to "find some alternate structure in the meantime, for example, Kiukiang holding the property in trust on behalf of Tiger," before you enter into a Chinese joint venture with Kiukiang. In other words, explain your objectives in setting up such a structure. Also clarify your statement that "[t]here are risks attached to Kiukiang holding the property in trust but they would be the same risks we face under the current structure." State more clearly the risks to which you are referring.

Financial Statements

Mining Exploration Costs, page F-7

5.   In our prior letter dated June 10, 2010, we issued comments relating to your significant accounting policy for mining exploration costs; comments 32, 33 and 34. In your response letter and amendment dated September 8, 2010, you agreed to modify your disclosure in accordance with these comments. Your last amendment appears to disclose the original policy that was the subject of our prior comments. Please amend your filing to include your modified policy disclosure in accordance with our prior comments and your prior response.

Note 6 – Commitments, page F-11

6.   We note the disclosures in your audited financial statements do not appear to reconcile to your disclosures on page 30 and the information provided in Exhibit 10.2. Please revise to fully describe all commitments related to your option agreement, and ensure that the dates and other information presented in your audited financial statements reconcile to the information presented elsewhere in your filing.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or in his absence Mark Shannon, Accounting Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                /s/ A.N. Parker *for*

                                                H. Roger Schwall
                                                Assistant Director